

February 3, 2023

John Hilburn Davis IV
President and Chief Executive Officer
Digital Brands Group, Inc.
1400 Lavaca Street
Austin, TX 78701

> **Re: Digital Brands Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 30, 2023**
> **File No. 333-269463**

Dear John Hilburn Davis IV:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Thomas Poletti, Esq.